ANNUAL REPORT

HYLETE, Inc.

560 Stevens Avenue, Solana Beach, CA 92075

858-225-8998

www.hylete.com

HYLETE

HYLETE, Inc., having offered and sold shares of its Class B Non-Voting Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2016. A copy of this report may be found on the company's website at www.hylete.com/invest.

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include statements regarding future prospects, profitability, liquidity, market risk, values and financial and other projections. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward looking statements.

These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors disclosed in this Annual Report, including, without limitation, those set forth in the "Risk Factors" section of this Annual Report as well as changes in current risks, management's assumptions regarding competitive factors, general economic conditions, customer relations, relationships with vendors, the interest rate environment, governmental regulation and supervision, seasonality, distribution networks, product introductions and acceptance, technological change, changes in industry practices and one-time events.

Because of these uncertainties, the Company's actual future results may be materially different from the results indicated by these forward-looking statements. We undertake no obligation to update or otherwise revise any forward looking statements, whether as a result of new information, future events or otherwise, and such statements should not be considered representations or warranties by us.

THE COMPANY AND ITS BUSINESS

The company's business

HYLETE, Inc. is engaged in the design, development, manufacturing and distribution of premium performance apparel and gear. We are a brand focused on people living a fitness-based lifestyle, and we constantly strive to push the limits of what we can do to strengthen and support the fitness community. We are a California corporation, formed on January 13, 2015, and our address is 560 Stevens Avenue, Solana Beach, CA 92075. Our website is www.hylete.com.

Our apparel products include a full line of apparel and accessories for men and women, including items such as shorts, pants, tops and jackets designed for fitness and other athletic pursuits. We also produce gear that includes a growing bag and backpack line, socks and other accessories, and we have plans to launch footwear in the next 12-18 months. Our product team designs products with proprietary fabrics and/or innovative features that we believe differentiate us from the competition.

We utilize a community-based approach to building awareness of our brand. We currently have over 10,000 passionate ambassadors and a strong social media presence. We also work with charities and other strategic partners to support the community and acquire new customers. Our products are sold direct to consumer through our website (www.hylete.com). Approximately 10% of our revenue is derived from other channels, such as 3rd party ecommerce sites and international distributors.

Our brand is widely known within the CrossFit community, due in large part to our focus on functional fitness. Over the past several years, functional fitness has become much more predominant and our customer base has become much more diverse. In the future, we believe our brand will continue to evolve and become more widely known within the broader sports and fitness markets.

We compete with other major athletic apparel brands such as Nike and Lululemon. Since we sell our products almost exclusively on www.hylete.com, we have no retail channel conflict and are able to offer our customers high quality apparel for much lower prices than our competing brands. This, coupled with our community based marketing approach, are our primary competitive advantages.

We source our products from suppliers located in the United States, Asia and other countries. The products are shipped to our third party logistics partner, which handles all of our warehousing and fulfillment operations. Our customers place an order on www.hylete.com and it is shipped directly to the customer from our third party warehouse.

We currently hold a trademark on the name HYLETE in the United States, Canada and in other countries where our products will be either sold or manufactured. We also hold a patent on our waist tightening system and have two patents pending. The Trademark Trial and Appeal Board (TTAB) has preliminarily determined that the registration of our logo as a trademark should not be allowed. We believe that the TTAB's determination is incorrect and may appeal the decision to the Federal Circuit. We are also evaluating other logos for potential future use. Currently, we have 17 employees.

THE TEAM
Officers and directors

Ronald Wilson	Cofounder, CEO/President and Director
Matthew Paulson	Cofounder and Director
Garrett Potter	CFO and Secretary
James Caccavo	Director
Kevin Park	Director
Courtney Reum	Director

Ronald Wilson, CEO

Ron is one of the cofounders of HYLETE and has been our CEO since 2012. He was also the founder of Jaco Clothing, Kelysus, and 180s, which grew to over $50 million in sales and achieved a ranking of #9 on Inc Magazine's 500 fastest growing companies. Ron is a former Ernst & Young Entrepreneur of the Year National Finalist and an SFIA "Top 25 Leaders in Sporting Goods". He holds a BS in Industrial and Systems Engineering from Virginia Tech and an MBA from The Wharton School.

Matthew Paulson, Chief Integration Officer

Matt is one of the cofounders of HYLETE and has served as our Chief Integration Officer since 2012. Earlier in his career, he also cofounded Xtreme Sponge, a cleaning supply company. Prior to HYLETE, Matt worked as the Director of Sales and Marketing for Jaco Clothing. He holds a BS from the Marriott School of Management, BYU, and an MBA from San Diego State University.

Garrett Potter, CFO

Garrett has served as our Chief Financial Officer since 2014. Prior to joining HYLETE, Garrett was a Managing Director for Steelpoint Capital, a private equity fund focused on growing consumer brands, since 2009. While there he served on the Board of Directors of prAna, a successful yoga apparel company, and currently serves on the Board of Directors of SKLZ, a sports equipment manufacturer. He holds a BS in Finance and a MS in Accounting, both from San Diego State University.

Peter Dirksing, VP Product

Pete joined the company in 2014 as our Vice President of Product. Prior to joining HYLETE, Pete was the Director of Product Management at X-1 Audio from 2012-2014 and the Director of Product at Jaco Clothing from 2009-2012. He holds a BA from the University of California, San Diego.

James Wardlow, VP Marketing

Jamie joined the company in 2013 as our Director of Marketing, and he was later promoted to VP of Marketing in 2016. Prior to joining HYLETE, Jamie was the E-commerce Manager at Nixon Watches from 2011-2013. He holds a BS in Marketing from San Diego State University.

James Caccavo, Director

Jim has served as Managing Partner for Steelpoint Capital Partners, a San Diego based private equity firm, since 2003. He currently serves on the Board of Directors at SKLZ (2013-present), Greatcall (2007-present) and HookIt (2008-present). He has been a Director at HYLETE since 2013.

Kevin Park, Director

Kevin has served as CFO/COO of Perverse Sunglasses since 2015, CEO for SimplePitch Ventures since 2011, and Advisor at TBG Equity since 2012. He has been a Director at HYLETE since 2013.

Courtney Reum, Director

Courtney was the Cofounder and CEO of VeeV Spirits from 2007-2016, and has been Cofounder for M13 Partners since 2016. He currently serves on the Board of Directors at KeVita (2010-present) and Force of Nature by Laird Hamilton (2014-present). He has been a Director at HYLETE since 2014.

Related party transactions

The Company has not engaged in any transactions with related parties.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. Prospective investors should be aware that an investment in the Company is speculative and involves a high degree of risk. In addition to the other information contained in this document, the Company believes that the following risk factors are the most significant for potential investors and should be considered carefully in evaluating whether to make an investment in the Company. If any of the risks described in this document actually occurs, the Company may not be able to conduct its business as currently planned and its financial condition, operating results and cash flows could be seriously harmed. The risks listed do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not presently known to the Company, or which the Company currently deems immaterial, may also have an adverse effect on the Company. In particular, the Company's performance may be affected by changes in market or economic conditions and in legal, regulatory and tax requirements. The risks listed below are not set out in any particular order of priority. These are the principal risks that relate to the Company and its business:

- ***Our success depends on our ability to uphold the reputation of our brand, which will depend on the effectiveness of our marketing, our product quality, and our customer experience***. Any harm to our brand could have a material adverse effect on our company.

- ***We rely upon our suppliers to produce our products consistently, on time and with the highest level of quality***. Many of our products are only available from only one supplier. The operations of our suppliers can be subject to additional risks beyond our control, including shipping delays, labor disputes, trade restrictions or any other change in local conditions. Any disruption in our supply chain could have a material adverse effect on our business.

- ***We rely upon information systems to operate our website, process transactions, and communicate with customers***. Any disruption or slowdown of our systems, including system failures, breaches or other causes could disrupt our business and reduce our sales.

- ***Our success depends on our ability to design and manufacture products that appeal to our customers***. It is possible that future new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- ***We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can***. Competition may result in pricing pressure, reduced profit margins or a reduction in market share, any of which could substantially harm our business and results of operations.

- ***The Trademark Trial and Appeal Board (TTAB) has preliminarily determined that the registration of our logo as a trademark should not be allowed***. The TTAB has preliminarily determined that our logo could potentially cause confusion in the marketplace, and as a result has determined that the U.S. Patent and Trademark Office should reject registration of our logo. We believe that the TTAB's determination is incorrect and we may appeal the decision to the Federal Circuit.

- ***We rely on third parties to provide services essential to the success of our business***. Our third party partners provide a variety of essential business functions, including warehousing and distribution, website hosting and design, and many others. If we encounter problems with one or more of these parties and they fail to perform to expectations, it could have a material adverse impact on the company.

- ***An economic downturn in our key markets may adversely affect consumer discretionary spending and demand for our products***. Factors affecting the level of consumer spending include general economic conditions, consumer confidence in future economic conditions, the availability of consumer credit, levels of unemployment, and tax rates, among others. Poor economic conditions may lead consumers to delay or reduce purchase of our products, which could have a material adverse effect on our financial condition.

- ***Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position***. We continue to takes steps to protect and maintain our intellectual property rights, however we cannot be sure that these steps will be adequate. If we fail to procure, protect or maintain our intellectual property rights, the value of our brand could be diminished and our competitive position may suffer.

- ***Our trademarks may conflict with the rights of others and we may be prevented from selling some of our products***. We have applied for and obtained several United States and foreign trademark registrations, and will continue to evaluate the registration of additional trademarks as appropriate. However, we cannot guarantee that any of our pending trademark applications will be approved. Additionally, third parties may assert intellectual property claims against us, particularly as we expand our business. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties or cease using those rights altogether. Any of these events could harm our business and cause our results, liquidity and financial condition to suffer.

- ***Our future success is dependent on the continued service of our senior management***. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. The experience, technical skills and commercial relationships of the personnel of the Company provide us with a competitive advantage. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

- ***We rely on continued equity financing to support our working capital requirements and operating losses***. If we cannot obtain enough equity to fund our business in the future, we could be forced to modify our growth plans, issue equity below its current price and/or potentially liquidate, all of which could adversely impact the value of your investment.

- ***Requirement for further investment***. The Company likely will require additional capital in the future for expansion, its activities and/or business development, whether from equity or debt sources. There can be no guarantee that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. If additional funds are raised by issuing equity securities, dilution to the then existing shareholdings may result. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon such expansion, activities and/or business development which could adversely impact upon the Company, its business, development, financial condition, operating results or prospects.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

The capital stock of the company consists of two classes designated, respectively, Common Stock and Preferred Stock. The Common Stock consists of two series, Class A Common Stock and Class B Common Stock. The Preferred Stock consists of three series, Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock.

The summary of the fully diluted capitalization of the company as of March 31, 2017 is as follows:

Class	Authorized	Issued & Outstanding	Outstanding %	Fully Diluted	Fully Diluted %
Class A Common	26,482,500	7,824,600	36.9%	7,824,600	30.1%
Class B Common *	6,000,000	1,000,000	4.7%	1,000,000	3.8%
Series A-2 Preferred	5,971,000	4,721,500	22.2%	5,971,000	23.0%
Series A-1 Preferred	5,970,300	5,970,300	28.1%	5,970,300	23.0%
Series A Preferred	1,712,200	1,712,200	8.1%	1,712,200	6.6%
Class A Common Options	3,517,500	0	0.0%	3,517,500	13.5%
Total	**49,653,500**	**21,228,600**	**100.0%**	**25,995,600**	**100.0%**

* The number of issued and outstanding Class B Common Shares is an estimate based on our recent Title III crowdfunding offering and could change slightly upon settlement of our final closing.

Ronald Wilson, HYLETE's Cofounder and CEO, owns 20.1% of the company's outstanding equity securities, calculated on the basis of voting power. No other person or entity owns more than 20%.

The rights of each class of security are described below.

Conversion Rights: Shares of Preferred Stock are convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the Company's Class A Common stock at the then-applicable conversion rate. At the date of this report, the conversion rate for each series of Preferred Stock is one share of Class A Common Stock, per one share of Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock. Additionally, each share of Preferred Stock will automatically convert into Class A Common Stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended, in which the gross proceeds to the Company are at least Thirty Million Dollars ($30,000,000), or, at any time upon the affirmative election of the holders of a majority of the outstanding shares of the Preferred Stock, voting together on an as-converted basis.

Voting Rights: Holders of Class B Common stock are not entitled to any voting rights, except as required by law. Holders of Class A Common Stock vote together with the Preferred Stock. Holders of the Preferred Stock shall be entitled to the number of votes equal to the whole number of shares of Class A Common Stock into which such shares of Preferred Stock could be converted immediately after the effective date of such written consent and shall have voting rights and powers equal to the voting rights and powers of the Class A Common Stock and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Company. The Preferred Stock shall vote together with the Class A Common Stock at any annual or special meeting of the shareholders and not as a separate class, and may act by written consent in the same manner as the Class A Common Stock.

In addition to any other vote or consent required, the vote or written consent of the holders of at least a majority of the outstanding Preferred Stock, voting together on an as-converted basis, shall be necessary for effecting or validating the following actions (whether by amendment, merger or consolidation, or by any wholly-owned subsidiaries or otherwise): (i) alter or change the rights, preferences or privileges of the Preferred Stock, or effect any transaction in which the Preferred Stock are treated differently than the Common Stock; (ii) authorize, create or issue any new class or series of stock or other security, including any security that is junior, pari passu or senior to the Preferred Stock with respect to voting, dividends, redemption or liquidation rights; (iii) issue any Preferred Stock after the effective date of the Company's Third Amended and Restated Articles of Incorporation (the "Restated Articles"); (iv) effect the sale of any material assets of the Company, including but not limited to intellectual property, other than in the ordinary course of business; (v) effect any transaction with any affiliates of the Company unless approved by the Company's Board of Directors; (vi) increase or decrease the authorized numbers of directors constituting the Company's Board of Directors; (vii) enter into a different line of business; (viii) Amend or waive any provision of the Restated Articles; (ix) redeem or repurchase any Common Stock or Preferred Stock (other than buy/sell agreements with employees not to exceed $50,000) or pay or declare any dividend on any Common Stock or Preferred Stock other than redemptions of or dividends on the Preferred Stock as expressly authorized by the Restated Articles; (x) effect any Liquidating Event (as defined below); (xi) issue Common Stock or Preferred Stock, including options exercisable into Common Stock, except for options approved for issuance by the Board of Directors; (xii) incur or refinance any funded indebtedness above $250,000, except as approved by the Company's Board of Directors; and (xiii) conversion into a different type of entity or transfer of jurisdiction.

Election of Board of Directors: The Company's Board of Directors shall consist of five (5) members. The holders of the Series A Preferred Stock, voting as a separate series and separate class, shall be entitled to elect one (1) member (the "Series A Preferred Director"), and remove such Series A Preferred Director and fill any vacancy caused by the resignation, death or removal of such Series A Preferred Director. The holders of Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member (the "Preferred Director"), and remove such Preferred Director and fill any vacancy caused by the resignation, death or removal of such Preferred Director. The holders of Class A Common Stock, voting as a separate class, shall be entitled to elect one (1) member (the "Common Director"), and remove such Common Director and fill any vacancy caused by the resignation, death or removal of such Common Director. The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, shall be entitled to elect one (1) member of the Board of Directors, who shall not be an officer or employee of the Company (the "Independent Director"). Removal of the Independent Director and any vacancy of the Independent Director position shall be made by the majority approval of the Series A Preferred Director, the Preferred Director, the Common Director and the CEO Director, unless otherwise prohibited by law. The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, shall be entitled to elect one (1) member of the Board of Directors, who shall be the Chief Executive Officer of the Company (the "CEO Director"). Removal of the CEO Director and any vacancy of the CEO Director position shall be made by the unanimous approval of the Series A Preferred Director, the Preferred Director and the Common Director, unless otherwise prohibited by law.

Dividend Rights: Holders of Preferred Stock, in preference to the holders of Common Stock of the Company, shall be entitled to receive, when and as declared by the Board of Directors, but only out of funds that are legally available therefor, cash dividends at the rate of twelve percent (12%) of the Original Issue Price (as defined below), for such share of Preferred Stock, per annum on each outstanding share of Preferred Stock (as adjusted for any stock dividends, combinations, splits recapitalizations and the like with respect to such shares after the filing date of the Restated Articles). Except in connection with a Liquidating Event, as further described in the Restated Articles, such dividends shall be payable only when, as and if declared by the Board of Directors, and shall be cumulative. In the event dividends are paid on any share of Common Stock, the Company shall pay an additional dividend on all outstanding shares of Preferred Stock in an amount equal per share (on an as-if-converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock.

Right to Receive Liquidation Distributions: In the event of a liquidation, dissolution or winding up of the Company, or certain other events such as the sale or merger of the Company, as further set forth in the Restated Articles (each, a "Liquidating Event"), all holders of Preferred stock are entitled to a liquidation preference that is senior to holders of the Common stock. Holders of preferred stock will receive an amount for each share equal to the original price per share at issuance, adjusted for any stock split, stock dividend, reclassification, or the like as follows: $0.5143 per share for each share of Series A-2 Preferred Stock; $0.3078 per share for each share of Series A-1 Preferred Stock; $0.1917 per share for each share of Series A Preferred Stock (each, the "Original Issue Price"); in each case plus any unpaid dividends. If, upon such Liquidating Event, the assets (or the consideration received in such transaction) that are distributable to the holders of Preferred stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Preferred stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

After the payment of the full liquidation preference of the Preferred Stock, the remaining assets of the Company legally available for distribution (or the consideration received in such transaction), if any, shall be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

Redemption Right: The holders of at least seventy-five percent (75%) of the then-outstanding shares of Preferred Stock, voting together on an as-if-converted basis, may require the Company, to the extent it may lawfully do so, to redeem the Preferred Stock at any time on or after the fifth anniversary of the most recent issuance of convertible securities (as further described in the Restated Articles). The Company shall effect such redemption by paying in cash in exchange for the shares of Preferred Stock to be redeemed a sum equal to the Original Issue Price per share of the Preferred Stock (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the filing date of the Restated Articles) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors.

What it means to be a hold Non-Voting Common Stock:

Our Class B Common Stock holds no voting rights. Class B shareholders will hold a minority interest in the Company and the holders of the majority of the Preferred Stock and Class A Common Stock will control the Company. Class B shareholders will have limited ability, if any at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution:

The investor's stake in a company could be diluted when a company issues additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller percentage of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible preferred shares, options or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of Securities:

Our stock is not currently traded on any stock exchange. There is not now, and there may not ever be, a public market for the stock. Our Bylaws place restrictions on the ability to transfer or sell the stock to third parties. As a result, you may not be able to sell your stock at the time you desire and any sale may be at a substantial discount. Because the stock is being sold in accordance with exemptions from the registration and/or qualification requirements of federal and state securities laws, resale or further transfer of the stock is highly restricted by such securities laws which an investor desiring to resell or transfer his/her/its securities must fully comply with and pay all of the costs associated with. We cannot assure you that the stock will ever appreciate in value to the point where, even if the stock were sold at a substantial discount, you would receive the price you paid for your Stock.

Without limiting the generality of the above, investors may not make any disposition of their stock unless (i) there is then in effect a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering such proposed disposition and such disposition is made in accordance with such registration statement, (ii) the disposition is made to an "accredited investor" as defined in Section 501 of the Securities Act, and also in compliance with Rule 144 or Rule 701 of the Securities Act, (iii) such disposition is to the Company, (iv) to a revocable trust for the benefit of the transferring investor and/or his or her spouse, parents, lineal descendants or legally adopted children, or (v) upon the death of the investor, to such investor's spouse, parents, lineal descendants or legally adopted children.

The stock is being offered pursuant to exemptions from the registration requirements of the Securities Act, and must be held indefinitely unless the stock is subsequently registered under the Securities Act or an exemption from such registration is available and state securities laws are complied with. The Company is under no obligation to register the stock under the Securities Act or qualify such shares under any state securities laws. Share certificates will bear appropriate legends with respect to these restrictions.

Drag-Along Provision:

In the event of a sale of the Company and any other event deemed a Liquidating Events as defined in the Company's Third Amended and Restated Articles of Incorporation, each holder of Class B Common Stock shall be obligated to vote all shares of the capital stock then held by him/her/it in favor of such event and take all action as reasonably requested by the Company to carry out the terms of the Liquidating Event, including executing and delivering all instruments of conveyance and transfer, and any stock purchase agreement, merger agreement or any other agreement(s) in connection with such Liquidating Event.

FINANCIAL STATEMENTS, FINANCIAL CONDITION & MATERIAL INDEBTEDNESS

Financial statements

Our audited financial statements for the fiscal periods ending December 31, 2015 and December 31, 2016 can be found in Exhibit A to this Form C-AR.

Financial condition

Results of operations

Revenue for fiscal year 2016 was $6.9 million, 21% annual growth over 2015, with a net income loss of $2.1 million. Revenue for fiscal year 2015 was $5.7 million, with a net income loss of $1.9 million. We improved our inventory turnover ratio in 2016, and as a result our cash flow from operating activities improved from a loss of $2.7 million in 2015 to a loss of $1.3 million in 2016. We closed fiscal year 2016 with over $3.0 million in current assets versus only $1.1 million in current liabilities.

Financial milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2017, 2018 and 2019 revenue of $10 million, $14 million and $20 million, respectively, and believes the company will generate positive net income beginning in 2019.

Liquidity and capital resources

The company is generating operating losses and requires the continued infusion of new capital to continue business operations. We raised approximately $1.0 million in new capital through a Title III crowdfunding offering in March and April of 2017, which will be used to fund working capital and various growth initiatives. We plan to continue to try to raise additional capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Absent additional capital, we may be forced to significantly reduce expenses and could become insolvent.

Indebtedness

The company has an outstanding promissory note for $3.15 million. The notes bears interest of 12.5% per year, paid monthly in arrears, with the balance due at maturity on July 30, 2019. The company also has an outstanding note to one of its existing shareholders for $200,000. The notes bears cash interest of 1.5% per month, paid monthly, with the balance due and payable on December 31, 2017.

Recent offerings of securities

In February of 2013, the company issued a $300,000 convertible promissory note to an accredited investor. The note was converted into 2,446 shares of Series A Preferred Stock in December 2013.

In June 2014, the company issued $1,500,000 in Series A-1 Preferred Stock through a Title II offering to accredited investors. The company also converted $300,000 plus accrued interest from an existing inventory financing note (from an accredited investor) into 8,529 Series A-1 Preferred Stock.

In March 2015, the company issued $1,500,000 in Series A-2 Preferred Stock through a Title II offering to accredited investors. The company issued a total of 4,167 Preferred shares in the offering.

In July 2015, the company issued a series of convertible notes through a Title II offering to accredited investors. The notes, which totaled $880,726 plus accrued interest, were converted into 2,575 shares of Series A-2 Preferred Stock in 2016.

In July 2016, the company issued a warrant for 1,785 Series A-2 Preferred Stock shares in conjunction with a senior debt facility of $3.15 million.

In March and April 2017, the company issued Class B Common Stock through a Title III crowdfunding offering. The company issued a total of 1,000,000 shares in the offering, through five different closings, for a total of $1,000,000 (subject to any changes upon final settlement).

All of the proceeds above were used for growth and general working capital purposes. The shares of the company were split 700:1 in January 2017.

DETERMINATION OF OFFERING PRICE

The offering price of our shares is determined solely by the Company and its Board of Directors. The price should not be considered a determination of the actual present or future value of the Company's shares. Additionally, this price may not be indicative of the price at which the shares would trade if they were listed on an exchange or actively traded by brokers nor of the proceeds that an investor would receive if we were liquidated or dissolved.

In the event the Company requires additional investment to fund its operation, it may sell and issue to third parties additional equity securities in the Company, which would have a dilutive effect on all shareholders of the Company, including investors.

ADDITIONAL INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Annual reports

Commencing on April 30, 2017, the Company will make annual reports available on its website under a tab titled, "*Investor Information*".

Compliance failure

The Company has not previously failed to comply with the ongoing reporting requirements of Regulation CF.

EXHIBIT A TO FORM C-AR

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S AUDIT FOR HYLETE, INC.



Report of Independent Auditors
and Financial Statements
with Supplemental Information for

Hylete, Inc.

December 31, 2016 and 2015



MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

CONTENTS

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
Hylete, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Hylete, Inc. which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, stockholders' (deficit) equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

MOSS-ADAMS LLP

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial positions of Hylete, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

The audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules on pages 21 through 22 have been subjected to the auditing procedures applied in the audit of the financial statements referred to above and are presented for purposes of additional analysis of the financial statements. Accordingly, we do not express an opinion or any other form of assurance on net sales and cost of sales or the operating expenses as of and for the years ended December 31, 2016 and 2015.

Moss Adams LLP

Irvine, California
April 27, 2017

HYLETE, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,175,019	$ 671,617
Accounts receivable	101,105	111,652
Inventory	1,523,943	2,509,364
Vendor deposits	177,304	20,932
Prepaid expenses and other current assets	56,735	72,761
Total current assets	3,034,106	3,386,326
PROPERTY AND EQUIPMENT, net	296,110	366,795
INTANGIBLE ASSETS	99,272	186,219
OTHER NON-CURRENT ASSETS	11,350	11,350
	$ 3,440,838	$ 3,950,690
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 477,360	$ 1,045,146
Accrued expenses	387,765	359,903
Line of credit	-	907,096
Convertible debt, net of debt issuance costs	-	882,375
Bridge note	191,429	200,000
Capital lease obligations, current portion	19,689	17,879
Total current liabilities	1,076,243	3,412,399
CAPITAL LEASE OBLIGATIONS, net of current portion	30,948	47,954
LOAN PAYABLE, net of debt issuance costs	2,376,385	-
PREFERRED STOCK WARRANT LIABILITY	625,191	-
STOCKHOLDERS' (DEFICIT) EQUITY		
Series A preferred stock, no par value, 2,446 total preferred shares authorized; 2,446 issued and outstanding at December 31, 2016 and December 31, 2015 (liquidation preference $582,898)	295,161	295,161
Series A-1 preferred stock, no par value, 8,529 total preferred shares authorized; 8,529 issued and outstanding at December 31, 2016 and December 31, 2015 (liquidation preference $3,263,480)	1,723,088	1,723,088
Series A-2 preferred stock, no par value, 8,530 total preferred shares authorized; 6,745 issued and outstanding at December 31, 2016 and 4,167 issued and outstanding at December 31, 2015 (liquidation preference $3,208,8	2,339,509	1,411,429
Common stock, no par value, 100,000 shares authorized; 11,178 issued and outstanding at December 31, 2016 and December 31, 2015	116,758	116,758
Additional paid-in capital	1,000,800	455,174
Accumulated deficit	(6,143,245)	(3,511,273)
Total stockholders' (deficit) equity	(667,929)	490,337
	$ 3,440,838	$ 3,950,690

See accompanying notes.   3

HYLETE, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016		2015	
	Amount	Percent of Net Sales	Amount	Percent of Net Sales
NET SALES	$ 6,924,727	100.0 %	$ 5,732,609	100.0 %
COST OF SALES	3,255,598	47.0	2,701,752	47.1
GROSS PROFIT	3,669,129	53.0	3,030,857	52.9
OPERATING EXPENSES				
General and administrative	2,598,870	37.5	2,599,093	45.3
Selling and marketing	1,305,047	18.8	1,168,379	20.4
Shipping and distribution	1,107,462	16.0	1,146,967	20.0
Intangible asset impairment	166,632	2.4	-	-
	5,178,011	74.7	4,914,439	85.7
LOSS FROM OPERATIONS	(1,508,882)	(21.7)	(1,883,582)	(32.8)
INTEREST EXPENSE	584,920	8.4	48,640	0.8
NET LOSS	$ (2,093,802)	(30.1)	$ (1,932,222)	(33.6)

See accompanying notes.

HYLETE, INC.
STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY

	Class A Units		Class B Units		Class C Units		Series A Preferred		Series A-1 Preferred		Series A-2 Preferred		Common Stock		Additional paid	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	in capital	Deficit	(Deficit) Equity
BALANCE as of December 31, 2014	10,975	$ 2,018,249	11,178	$ 116,758	164	$ -	-	$ -	-	$ -	-	$ -	-	$ -	$ -	$ (1,139,130)	$ 995,877
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,932,222)	(1,932,222)
Conversion of Class B units into Common Stock	-	-	(11,178)	(116,758)	-	-	-	-	-	-	-	-	11,178	116,758	-	-	-
Conversion of 2,446 Class A units into Preferred Series A shares	(2,446)	(295,161)	-	-	-	-	2,446	295,161	-	-	-	-	-	-	-	-	-
Conversion of 8,529 Class U units into Preferred Series A-1 shares	(8,529)	(1,723,088)	-	-	-	-	-	-	8,529	1,723,088	-	-	-	-	-	-	-
Issuance of 4,167 Preferred Series A-2 shares	-	-	-	-	-	-	-	-	-	-	4,167	1,500,000	-	-	-	-	1,500,000
Financing costs related to issuance of Preferred Series A-2 shares	-	-	-	-	-	-	-	-	-	-	-	(88,571)	-	-	-	-	(88,571)
Conversion of Class C units into Non-qualified stock options and stock warrants	-	-	-	-	(164)	-	-	-	-	-	-	-	-	-	-	-	-
Dividend accretion on Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	439,921	(439,921)	-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	15,253	-	15,253
BALANCE as of December 31, 2015	-	-	-	-	-	-	2,446	295,161	8,529	1,723,088	4,167	1,411,429	11,178	116,758	455,174	(3,511,273)	490,337
Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,093,802)	(2,093,802)
Conversion of debt into 2,578 units Preferred Series A-2 shares	-	-	-	-	-	-	-	-	-	-	2,578	928,080	-	-	-	-	928,080
Dividend accretion on Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	538,170	(538,170)	-
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7,456	-	7,456
BALANCE as of December 31, 2016	-	$ -	-	$ -	-	$ -	2,446	$ 295,161	8,529	$ 1,723,088	6,745	$ 2,339,509	11,178	$ 116,758	$ 1,000,800	$ (6,143,245)	$ (667,929)

See accompanying notes. 5

HYLETE, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,093,802)	$ (1,932,222)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	163,737	71,089
Stock-based compensation	7,456	15,253
Impairment of intangible assets	166,632	-
Amortization of debt discount	124,777	-
Changes in:		
Accounts receivable	10,547	(37,464)
Note receivable	-	20,100
Inventory	985,421	(1,384,429)
Vendor deposits	(156,372)	70,388
Prepaid expenses and other current assets	16,026	(45,313)
Other non current assets	-	(11,350)
Accounts payable	(567,786)	434,863
Accrued expenses	73,567	72,780
Net cash used in operating activities	(1,269,797)	(2,726,305)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of intangible assets	(79,685)	(98,710)
Purchases of property and equipment	(93,052)	(437,884)
Net cash used in investing activities	(172,737)	(536,594)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net borrowings (payments) on line of credit	(907,096)	907,096
Net borrowings on convertible debt	-	882,375
Net borrowings on bridge note	-	200,000
Net borrowings on loan payable	2,876,799	-
Net borrowings (payments) on capital leases	(15,196)	65,833
Proceeds from issuance of Series A-2 Preferred Stock	-	1,500,000
Financing costs related to Bridge Note	(8,571)	-
Financing costs related to Series A-2 Preferred Stock issuance	-	(88,571)
Net cash provided by financing activities	1,945,936	3,466,733
NET INCREASE IN CASH AND CASH EQUIVALENTS	503,402	203,834
CASH AND CASH EQUIVALENTS, beginning of year	671,617	467,783
CASH AND CASH EQUIVALENTS, end of year	$ 1,175,019	$ 671,617

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:

Interest	$ 334,906	$ 48,542

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES

Conversion of debt to Series A-2 Preferred Stock	$ 928,080	$ -
Issuance of Series A-2 Preferred Stock Warrant Liability	$ 625,191	$ -
Accretion of Preferred Stock Dividends	$ 538,170	$ 439,921

See accompanying notes.

Note 1 – Nature of Business

Hylete, LLC (the "LLC") was organized under the laws of the State of California on March 26, 2012 and engaged in the design, manufacturing and distribution of premium performance apparel and accessories. The LLC was formed to design, develop, and distribute apparel primarily direct to consumers through its own website, events, and affiliate marketing partners, as well as third party e-commerce retailers. The LLC was headquartered in Solana Beach, California. The LLC was converted to a C-Corporation effective January 2015.

Hylete, Inc. (the "Company") was organized under the laws of the State of California in January 2015, upon conversion from the LLC. There was no change in operations as a result of the conversion. The original members' capital contributions were converted into preferred and common stock.

Note 2 – Summary of Significant Accounting Policies

Accounting estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair value of financial instruments – ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

The fair value hierarchy prioritizes the inputs used in valuation techniques into three levels as follows:

Level 1   Observable inputs – unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2   Observable inputs – other than the quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and

Level 3   Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable.

The Company's financial instruments consist of cash, accounts receivable, vendor deposits, accounts payable, accrued expenses and current portion of capital lease obligations. The carrying value of these assets and liabilities is considered to be representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portions of the capital lease obligations and loan payable to stockholder represent fair value as the terms approximate those currently available for similar debt instruments.

7

HYLETE, INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

The Company's preferred stock warrant liability is carried at fair value. The fair value of the Company's preferred stock warrant liability has been measured under the Level 3 hierarchy (Note 8).

Cash and cash equivalents – Cash includes highly liquid short-term investments purchased with original maturities of ninety days or less.

Concentration of credit risk – Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable and cash. At various times throughout the period, the Company had cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation. Management considers the risk of loss to be minimal due to the credit worthiness of the financial institution. Concentrations of risk with respect to receivables are limited due to the diversity of the Company's customer base. Credit is extended based on an evaluation of the customer's financial condition and collateral generally is not required.

Accounts receivable – The Company carries its accounts receivable at invoiced amounts less allowances for customer credits, doubtful accounts and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. Receivables are determined to be past due based on individual credit terms. A reserve for doubtful accounts is maintained based on the length of time receivables are past due, historical collections or the status of a customer's financial position. The Company did not have a reserve recorded as of December 31, 2016 or December 31, 2015. Receivables are written off in the year deemed uncollectible after efforts to collect the receivables have proven unsuccessful. For the years ended December 31, 2016 and December 31, 2015, the Company wrote off approximately $5,000 and $4,000 of uncollectible accounts, respectively.

Inventory – Inventory is comprised of finished goods and is stated at the lower of cost, determined using the first-in, first-out method, or net realizable value.

Vendor deposits – Vendor deposits represent amounts paid in advance to the Company's vendors for inventory purchases to be produced and received at a future date.

Property and equipment – Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which range from 2 to 5 years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives, which is generally two years.

Note 2 – Summary of Significant Accounting Policies (continued)

Intangible assets – The Company records its tradename and costs associated with defending its tradename as intangible assets with an indefinite life. The Company accounts for these intangible assets in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, Goodwill and Other Intangible Assets. Accordingly, intangible assets with indefinite lives are not amortized, but rather are tested for impairment annually. Any required impairment loss is measured as the amount by which the asset's carrying value exceeds it fair value and is recorded as a reduction of the carrying value of the related asset and a charge to operating results. For the year ended December 31, 2015, the Company determined that there was no impairment. For the year ended December 31, 2016, the Company recognized an impairment of its legacy icon of approximately $167,000 which is presented within operating expenses on the statements of operations.

Revenue recognition – Revenues are recognized upon shipment of product and when title has been passed to customers. Revenue is recorded net of estimated returns, chargebacks, and markdowns based upon management's estimates and the Company's historical experience. The Company generally allows a 60 day right of return to its customers. The Company had a reserve for returns of approximately $61,000 and $14,000 recorded within accrued expenses as of December 31, 2016 and December 31, 2015, respectively.

Merchandise risk – The Company's success is largely dependent upon its ability to gauge the fashion tastes of its targeted consumers and provide merchandise that satisfies consumer demand. Any inability to provide appropriate merchandise in sufficient quantities in a timely manner could have material adverse effect on the Company's business, operating results and financial condition.

Shipping and handling – The Company recognizes shipping and handling billed to customers as a component of net sales, and the cost of shipping and handling as a component of operating expenses. Total shipping and handling billed to customers as a component of net sales was approximately $481,000 and $275,000 for the years ended December 31, 2016 and December 31, 2015, respectively. Total shipping and handling costs included in operating expenses was approximately $637,000 and $586,000 for the years ended December 31, 2016 and December 31, 2015, respectively.

Advertising and promotion – Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2016 and December 31, 2015 amounted to approximately $672,000 and $186,000, respectively, which is included in selling and marketing expense.

HYLETE, INC.
NOTES TO FINANCIAL STATEMENTS

Note 2 – Summary of Significant Accounting Policies (continued)

Stock based compensation – The Company estimates the fair value of the stock warrants and options (Notes 9 and 10) using the Black-Scholes option pricing model. Key input assumptions used to estimate the fair value of stock warrants and options include the exercise price of the award, the expected term, the expected volatility of the Company's stock over the expected term, the risk-free interest rate over the term, the Company expected annual dividend yield and forfeiture rate. The Company's management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of the Company's stock warrants and options granted. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

Income taxes – The Company has elected to be taxed under the provisions of subchapter C of the Internal Revenue Code. Income taxes are therefore accounting for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized from future operations. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets (Note 13).

Uncertain tax positions – The Company accounts for uncertain tax provisions in accordance with ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. As of December 31, 2016 and December 31, 2015, the Company does not have any entity-level uncertain tax positions. The Company files U.S. federal and various state income tax returns, which are subject to examination by the taxing authorities for three to four years from filing of a tax return.

Sales tax – Taxes collected from the Company's customers are and have been recorded on a net basis. This obligation is included in accrued expenses in the accompanying balance sheets until the taxes are remitted to the appropriate taxing authorities.

Recently issued accounting pronouncements – In 2014, the FASB issued Accounting Standards Update ("ASU") 2014–09, *Revenue from Contracts with Customers*. Under ASU 2014–09, revenue is recognized when (or as) each performance obligation is satisfied by the entity, which is defined as when control of the underlying goods or services is transferred to the customer. The Company is still evaluating the impact of this pronouncement on its financial statements. The pronouncement is effective for the Company for annual periods beginning after December 15, 2018, and as such, it will not be applicable until December 31, 2019.

Note 2 – Summary of Significant Accounting Policies (continued)

In July 2015, the FASB issued ASU 2015-11, *Simplifying the Measurement of Inventory (Topic 330)*. This standard requires that entities measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. This standard does not apply to inventory measured using LIFO. ASU 2015-11 is effective for interim and annual reporting periods beginning after December 15, 2016, and is applied prospectively. The Company adopted the standard and there is no impact to the financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. Lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. For public business entities, the standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application will be permitted for all entities. The Company is currently evaluating the effect of this accounting pronouncement.

In March 2016, the FASB issued ASU 2016-09, *Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting*. The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, and early adoption is permitted. The Company is currently evaluating the impact that the standard will have on the financial statements.

In August 2014, the FASB issued ASU 2014–15, *Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*. ASU 2014–15 defines management's responsibility to evaluate whether there is substantial doubt about an organization's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014–15 is effective for annual periods ending after December 15, 2016. The Company adopted the standard and there is no impact to the financial statements.

In April 2015, the FASB issued ASU 2015-03, *Interest-Imputation of Interest (ASC Subtopic 835-30)*, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. Amortization of debt issuance costs also shall be reported as interest expense. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015. The Company adopted the standard and the impact of the guidance has been reflected in the financial statements.

Note 2 – Summary of Significant Accounting Policies (continued)

Subsequent events – Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued.

The Company has evaluated subsequent events through April 27, 2017, which is the date the financial statements were available to be issued.

Note 3 – Property and Equipment

Property and equipment consisted of the following as of December 31,

	2016	2015
Website development	$ 224,925	$ 158,475
Auto	105,772	105,772
Leasehold improvements	79,598	73,169
Office furniture, fixtures and equipment	53,157	41,337
Retail fixtures	36,452	36,452
Computer hardware and software	31,033	22,679
	530,937	437,884
Accumulated depreciation	(234,827)	(71,089)
	$ 296,110	$ 366,795

Depreciation and amortization expense related to property and equipment amounted to approximately $164,000 and $71,000 for the years ended December 31, 2016 and December 31, 2015, respectively.

Note 4 – Line of Credit

On December 23, 2015, the Company entered into a revolving line of credit agreement with a lender. The agreement allowed for a maximum availability of $1,500,000 and accrued interest annually at a rate equal to the Prime Rate plus 8.75%. Advanced were calculated based up on the amount of eligible inventory, as defined in the agreement, and collections were to be paid into a collection account at a financial institution to be selected by the lender. All principal and accrued interest was paid in full during the year ended December 31, 2016 and the line of credit agreement was terminated.

Note 5 – Convertible Debt

As of December 31, 2015, the Company had an outstanding convertible note payable balance of approximately $882,000, net of debt issuance costs of approximately $20,000. The debt accrued interest at 5% per annum and matured in June 2016. The note had two conversion options, mandatory and optional. These options are at the discretion of the Company. Mandatory conversion will take place upon the closing of Qualified Financing (net proceeds of at least $2,000,000) that occurs before the maturity date. At that time, the note (including all principal and unpaid interest) will automatically be converted into the number of shares equal to the sum of the outstanding principal balance under this note plus accrued and unpaid interest computed as of the date of conversion, divided by the lesser of: (A) eighty percent (80%) of the price per share of the equity securities sold in the Qualified Financing (rounded to the nearest whole share), and (B) the value of a share of the Company's equity securities on a fully-diluted basis at a pre-money enterprise valuation of the Company of $15,000,000.

Under the optional conversion, the debt will be converted into the number of shares by taking the total amount of all unpaid principal and interest and divided by the same price per share as the Company's last round of financing. Under the optional conversion method in June 2016, approximately $928,000 of convertible debt principal, including accrued interest, was converted into 2,578 units of Series A-2 Preferred Stock.

Note 6 – Bridge Note Payable

On August 19, 2015, the Company received $200,000 under a Senior Bridge Note (the "Bridge Note") agreement, with a maturity date of December 31, 2016. From August 19, 2015 through December 31, 2015, the Bridge Note accrued interest at 1% per annum, paid on a monthly basis. No principal payments have been made on the Bridge Note through December 31, 2016. From January 1, 2016 through December 31, 2016, the Bridge Note accrued interest at 1.5% per annum, paid on a monthly basis. The Bridge Note maturity date was extended to December 31, 2017.

Note 7 – Loan Payable

On July 29, 2016, the Company entered into a senior credit agreement with a lender. The lender has offered the Company up to $3,150,000, which accrues interest at a rate equal to 12.50% per annum, compounded monthly. The Company pays the interest on a monthly basis and, thus, does not have any interest accrued as of December 31, 2016 related to this agreement. In conjunction with the senior credit agreement, the Company issued 1,785 Series A-2 Preferred Stock warrants to the lender during the year ended December 31, 2016 (Note 11). As of December 31, 2016, the Company had outstanding borrowings of $3,150,000, netted against debt discounts of approximately $273,000 related to costs for obtaining the senior credit agreement, and approximately $625,000 related to the fair value of the Series A-2 Preferred Stock warrants. A total of approximately $125,000 has been amortized to interest expense in conjunction with these debt discounts.

Note 7 – Loan Payable (continued)

The remaining debt issuance amortization will be expensed as interest expense over the remaining life of the related debt, which is as follows:

Year ending December 31,		
2017	$	299,464
2018		299,464
2019		174,687
	$	773,615

Note 8 – Preferred Stock Warrant Liability

During the year ended December 31, 2016, the Company issued Series A-2 Preferred Stock warrants in conjunction with a debt agreement (Notes 7 and 11). The Series A-2 Preferred Stock is contingently redeemable and, accordingly, the related warrants have been presented as a liability in accordance with ASC 480. Warrants that are treated as a liability are measured to estimated fair value at each reporting period. The fair value of the preferred stock warrant liability was approximately $625,000 as of the year ended December 31, 2016.

The following table presents the financial instruments measured in the accompanying balance sheet at fair value, on a recurring basis, as of December 31, 2016, for each of the three levels of hierarchy established by ASC 820:

December 31, 2016	Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Preferred Stock Warrant Liability	$ 625,191	$ -	$ -	$ 625,191
	$ 625,191	$ -	$ -	$ 625,191

Note 9 – Preferred Stock

At December 31, 2014, there were 10,975 Class A units outstanding. In conjunction with the Company's conversion into a C-Corporation in January 2015, these units were converted into 2,446 units of Series A Preferred Stock and 8,529 units of Series A-1 Preferred Stock at a conversion price of $134 and $215, respectively.

Note 9 – Preferred Stock (continued)

During the year ended December 31, 2015, the Company entered into various Series A-2 Preferred Stock purchase agreements that authorized the sale and issuance of 4,167 shares of Series A-2 Preferred Stock at a purchase price of $360 per share for total gross proceeds of $1,500,000.

Conversion rights – Each share of preferred stock outstanding is convertible at any time, at the option of the holder, into the number of common stock shares that results from dividing the original issue price (Series A initially equal to $134 per share, Series A-1 initially equal to $215 per share and Series A-2 initially equal to $360 per share) by the applicable conversion price in effect at the time of such conversion. The initial conversion price may be adjusted from time to time.

Dividend rights – The holders of Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred Stock shall be entitled to receive, when and if declared by the Board of Directors, dividends in an amount equal to 12% of the original issue price (Series A initially equal to $134 per share, Series A-1 initially equal to $215 per share and Series A-2 initially equal to $360 per share).

In the event of liquidation, cumulative preferred dividends accrue from the issuance date, whether or not such dividends are declared or paid. Preferred dividends accrue at 12% per annum. Accrued dividends accrete directly to retained earnings (or accumulated deficit). For the years ended December 31, 2016 and December 31, 2015, the Company recorded accretion of $548,000 and $440,000, respectively. No dividends have been declared or paid to date.

The corporation shall not pay or declare any dividend, whether in cash or property, with respect to common stock until all dividends on the preferred stock have been paid or declared and set apart.

Liquidation rights – Upon a liquidating event, before any distribution or payment shall be made to the holders of any common stock, the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock shall, on an equal basis, be entitled to be paid out of the assets of the Corporation legally available for distribution, in an amount per share equal to the original issue price of such Series A Preferred Stock, Series A-1 Preferred Stock, and Series A-2 Preferred stock plus all unpaid dividends on the Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred Stock, respectively. If, upon any such liquidation, dissolution, or winding up, the assets of the Corporation shall be insufficient to make payment in full to all holders of preferred stock, then such assets shall be distributed among the holders of Series A Preferred Stock, Series A-1 Preferred Stock and Series A-2 Preferred stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled to.

After the payment of the full liquidation preference of the preferred stock, the remaining assets of the Corporation legally available for distribution, if any, shall be distributed ratably to the holders of the common stock in proportion to the number of shares of common stock held by each such holder.

HYLETE, INC.
NOTES TO FINANCIAL STATEMENTS

Note 9 – Preferred Stock (Continued)

Voting rights – The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors.

Redemption rights – The holders of at least 75% of the then outstanding shares of preferred stock, voting together on an as-if-converted basis, may require the Corporation to redeem the preferred stock at any time on or after the fifth anniversary of the most recent issuance of convertible securities. The redemption date shall be at least 180 days after the date of such notice from preferred stock holders and shall be brought into effect from the Corporation by paying cash in exchange for the shares of preferred stock in a sum equal to the original issue price per share of the preferred stock (Series A initially equal to $134 per share, Series A-1 initially equal to $215 per share and Series A-2 initially equal to $360 per share) plus unpaid dividends with respect to such shares, whether or not declared by the Board of Directors.

Drag along rights – If the holders of at least 75% of the then outstanding common stock (collectively, the "Selling Founders") approve to sell units representing more than 50% of the then-outstanding units of the Company, then the Dragging Stockholders shall have the right to cause a "Drag-Along Sale" by the other Stockholders (the "Dragged Stockholders") pursuant to the voting agreement. In the event of a drag-along sale, each Dragged Stockholder shall sell all of its units on the terms and conditions of the drag-along sale as determined by the Dragging Stockholders and other specified criteria as stated in the voting agreement.

Note 10 – Common Stock

During the year ended December 31, 2014, there were 11,178 Class B units outstanding totaling $116,758. In conjunction with the Company's conversion into a corporation during the year ended December 31, 2015, these units were converted into 11,178 units of common stock totaling $116,758.

Note 11 – Stock Warrants

In 2014, the Company granted Class C membership unit awards to various members and employees. In conjunction with the Company's conversion into a corporation during the year ended December 31, 2015, these unit awards were converted into 1,529 stock warrants and 1,462 non-qualified stock options (Note 12). The warrants have an exercise price of $215.46 per share and expire ten years after issuance.

On March 6, 2015, the Company issued 83 stock warrants in connection with the Series A-2 Preferred Stock financing. The warrants have an exercise price of $360 per share and expire ten years after issuance.

Note 11 – Stock Warrants (continued)

On July 29, 2016, August 3, 2016 and August 16, 2016, the Company issued 1,198; 160; and 427 Series A-2 Preferred Stock warrants, respectively, in connection with the loan payable (Note 7). The warrants have an exercise price of $10 per share and expire ten years after issuance

The Company calculated the estimated fair value of each stock warrant on the date of grant using the following assumptions for the years ended December 31,

	2016	2015
Expected life of warrants (in years)	3.00	10.00
Expected stock price volatility	42.00%	20.00%
Annual rate of quarterly dividends	0.00%	0.00%
Discount rate	0.79% - 0.86%	1.00%

The following table summarizes warrant activity:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Term (years)
Outstanding at December 31, 2014	-	$ -	-
Units converted from Class C units	1,529	$ 229	9.04
Granted	83	360.00	9.21
Outstanding at December 31, 2015	1,612	$ 235.46	9.05
Granted	1,785	$ 10	9.59
Outstanding at December 31, 2016	3,397	$ 116.99	8.86

Management determined that the fair market value of the stock warrants as of December 31, 2015 was approximately $14,000, which was recognized during the year then ended.

Management determined that the fair market value of the Series A-2 Preferred Stock warrants granted as of December 31, 2016 was approximately $625,000, which has been recorded as a liability as of December 31, 2016 (Note 8).

HYLETE, INC.
NOTES TO FINANCIAL STATEMENTS

Note 12 – Stock Option Plan

The Company's Equity Incentive Plan (the "Incentive Plan"), permits the grant of incentive and non-qualified stock options for up to 2,718 shares of common stock. As of December 31, 2016 and 2015, there were 1,874 and 1,986 shares, respectively, available for issuance under the Plan. Key employees, defined as employees, directors, non-employee directors and consultants, are eligible to be granted awards under the Plan. The Company believes that such awards promote the long-term success of the Company.

The 1,462 non-qualified stock options converted from prior awards (Note 10) vest 25% after six months of service and 25% after one year, with the remaining 50% monthly over the following year.

On August 20, 2015, the Company awarded 188 non-qualified stock options under the Incentive Plan. These non-qualified stock options vest 25% after one year of service and 75% over the following three years.

On October 13, 2016, the Company awarded 844 non-qualified stock options under the Incentive Plan. These non-qualified stock options are 100% vested upon the grant date.

The Company calculated the estimated fair value of each stock option on the date of grant using the following assumptions for the years ended December 31,

	2016	2015
Expected life of options (in years)	3.00	5.75 - 6.25
Expected stock price volatility	42.00%	20.00%
Annual rate of quarterly dividends	0.00%	0.00%
Discount rate	0.90%	1.00%

Note 12 – Stock Option Plan (continued)

The following table summarized option activity:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Term (years)
Outstanding at December 31, 2014	-	$ -	-
Units converted from Class C units	1,462	$ 215	9.04
Granted	188	360.00	9.64
Outstanding at December 31, 2015	1,650	$ 231.93	9.11
Units forfeited	(28)	$ 360	8.64
Granted	844	12.22	9.79
Outstanding at December 31, 2016	2,466	$ 155.28	8.68

During the years ended December 31, 2016 and December 31, 2015, the Company recognized approximately $7,000 and $1,000, respectively, of stock compensation expense related to stock options.

As of December 31, 2016, total unrecognized stock-based compensation cost related to unvested stock options was approximately $1,000.

Note 13 – Retirement Plan

The Company has a 401(k) Plan (the "Plan") covering employees who meet eligibility requirements. Employees are eligible to contribute any amount of their earnings, up to the annual federal maximum allowed by law. The employer contributions to the 401(k) plan are determined on a yearly basis at the discretion of Management. The Company contributed approximately $42,000 and $35,000 to the Plan during the years ended December 31, 2016 and December 31, 2015, respectively.

Note 14 – Major Suppliers and Customers

For the year ended December 31, 2016, purchases from three suppliers represented approximately 45% of total vendor purchases. As of December 31, 2016, approximately $229,000 was due to these suppliers. For the year ended December 31, 2015, purchases from two suppliers represented approximately 34% of total vendor purchases. As of December 31, 2015, approximately $554,000 was due to these suppliers.

Note 14 – Major Suppliers and Customers (continued)

The Company is not subject to customer concentration as a majority of its revenue is derived from website sales (direct-to-consumer).

Note 15 – Income Taxes

At December 31, 2016, the Company had federal net operating loss carry forwards of approximately $3,678,000, and state net operating loss carry forwards of $3,575,000. The Federal and California net operating losses expire on various dates through 2036.

The Company's net deferred tax asset at December 31, 2016 is approximately $1,777,000 and primarily consists of net operating loss carry forwards and various accruals. As of December 31, 2016, the Company provided a 100% valuation allowance against the net deferred tax assets which Management could not determine would more likely than not be realized.

Note 16 – Commitments and Contingencies

Leases – The Company leases their office facility for a monthly rent of approximately $9,000 and retail showroom for approximately $3,000. Total rent expense related to these leases for the years ended December 31, 2016 and December 31, 2015 totaled approximately $147,000 and $138,000, respectively. Both the retail lease and the office facility lease expired on March 31, 2017. The office facility lease was renewed through March 31, 2018 (Note 16).

There is approximately $40,000 of minimum future lease payments due in 2017 for the above operating leases as of December 31, 2016.

Contingencies – As a manufacturer of consumer products, the Company has exposure to California Proposition 65 which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All Companies in California are subject to potential claims based on the content of their products sold. The Company is not currently subject to litigation matters related to the proposition. While there is currently not an accrual recorded for this potential contingency, in the opinion of management, the amount of ultimate loss with respect to these actions will not materially affect the financial position or results of operations of the Company.

The apparel industry is subject to laws and regulations of federal, state and local governments. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

Note 16 – Commitments and Contingencies (continued)

From time to time, the Company is involved in a variety of legal matters that arise in the normal course of business. Based on information available, the Company evaluates the likelihood of potential outcomes. The Company records the appropriate liability when the amount is deemed probable and reasonably estimable. No allowance for loss or settlement has been recorded at December 31, 2016 and December 31, 2015. In addition, the Company does not accrue for estimated legal fees and other directly related costs as they are expensed as incurred.

Note 17 – Subsequent Events (unaudited)

On January 31, 2017, the Company participated in a 1-for-700 forward stock split.

On March 1, 2017, the Company extended the lease term for its office facility. The future minimum payments for the extended term are approximately $87,000 and $30,000 for the years ended December 31, 2017 and December 31, 2018, respectively.

Subsequent to December 31, 2016, the Company raised approximately $1,000,000 in equity financing. Investors in this financing round will receive non-voting Class B Common Stock shares.

SUPPLEMENTAL INFORMATION

	2016		2015	
	Amount	Percent of Net Sales	Amount	Percent of Net Sales
NET SALES				
Sales revenue, net of discounts	$ 6,822,561	98.6 %	$ 5,662,485	98.8 %
Shipping revenue	480,608	6.9	275,227	4.8
Sales returns and allowances	(378,442)	(5.5)	(205,103)	(3.6)
	$ 6,924,727	100.0 %	$ 5,732,609	100.0 %
COST OF SALES				
Beginning inventory	$ 2,509,364	36.2 %	$ 1,124,935	19.6 %
Purchases, contract labor and production costs	2,270,177	32.8	4,086,181	71.3
	4,779,541	69.0	5,211,116	90.9
Ending inventory	(1,523,943)	(22.0)	(2,509,364)	(43.8)
	$ 3,255,598	47.0 %	$ 2,701,752	47.1 %

HYLETE, INC.
OPERATING EXPENSES
YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016		2015	
	Amount	Percent of Net Sales	Amount	Percent of Net Sales
GENERAL AND ADMINISTRATIVE				
Payroll and related expenses	$ 1,616,545	23.3 %	$ 1,808,118	31.5 %
Systems expense	332,260	4.8	166,096	2.9
Rent	170,078	2.5	174,481	3.0
Depreciation expense	163,737	2.4	71,089	1.2
Professional fees	111,392	1.6	119,259	2.1
Product development	68,962	1.0	106,051	1.8
Office expense	41,472	0.6	89,733	1.6
Taxes and licenses	47,790	0.6	26,306	0.5
Insurance	39,178	0.6	22,707	0.4
Stock-based compensation	7,456	0.1	15,253	0.3
	$ 2,598,870	37.5 %	$ 2,599,093	45.3 %

	Amount	Percent of Net Sales	Amount	Percent of Net Sales
SELLING AND MARKETING				
Advertising	$ 671,501	9.7 %	$ 186,286	3.2 %
Merchant fees	157,517	2.3	125,798	2.2
Product seeding	95,636	1.4	148,822	2.6
Strategic partner commissions	91,999	1.3	203,429	3.5
Content development	75,794	1.1	13,451	0.2
Sales commissions	63,104	0.8	77,574	1.4
Events marketing	51,907	0.7	187,192	3.3
Events rewards	42,348	0.6	62,521	1.1
Travel	26,738	0.4	67,867	1.2
Packaging and Inserts	24,636	0.4	49,105	0.9
Collateral	3,867	0.1	46,334	0.8
	$ 1,305,047	18.8 %	$ 1,168,379	20.4 %

	Amount	Percent of Net Sales	Amount	Percent of Net Sales
SHIPPING AND DISTRIBUTION				
Freight out	$ 636,919	9.2 %	$ 586,011	10.2 %
Logistics	436,466	6.3	419,953	7.3
Other	34,077	0.5	141,003	2.5
	$ 1,107,462	16.0 %	$ 1,146,967	20.0 %

	Amount	Percent of Net Sales	Amount	Percent of Net Sales
INTANGIBLE ASSET IMPAIRMENT	$ 166,632	2.4 %	$ -	- %
TOTAL OPERATING EXPENSES	$ 5,178,011	74.7 %	$ 4,914,439	85.7 %

See report of independent auditors.